SICHENZIA ROSS FRIEDMAN FERENCE LLP
                                ATTORNEYS AT LAW


                                                                February 1, 2007
Via Edgar

Ms. Dana M. Hartz
Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E. Mail Stop 6010
Washington, DC 20549

         Re:   Item 4.01 Form 8-K
               Filed January 25, 2007
               File No. 333-119034

Dear Ms. Hartz:

     This letter addresses the comments of the reviewing Staff of the Securities and Exchange Commission on Item 4.01 of Form 8-K filed by China Health Holding, Inc. (the "Company") on January 25, 2007. On behalf of the Company, we respond as follows:

Item 4.01 Form 8-K

     1. Please revise paragraph three of your filing to state explicitly whether during your two most recent fiscal years ended December 31, 2005 and 2004 and the subsequent interim period through January 19, 2007 there had been any disagreements with the former accountant on any matter discussed in Item 304 (a)(1)(iv)(A) of Regulation S-B.

     Response:

     We have revised the disclosure in paragraph three of the Form 8-K/A in accordance with your comments.

     2. Please revise paragraph six of your filling to state explicitly whether during your two most recent fiscal years ended December 31, 2005 and 2004, and the subsequent interim period through January 19, 2007 you have consulted with the newly engaged accountants regarding any items listed in Item 304(a)(2)(i) of Regulation S-B.

     Response:

     We have revised the disclosure in paragraph six of the Form 8-K/A in accordance with your comments.


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

     3. Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, Dale Matheson Carr-Hilton LaBonte LLP, as required by Item 304(a)(3) of Regulation S-B. Please ensure that your former accountants date their letter.

     Response:

     We have included an updated letter from Dale Matheson Carr-Hilton LaBonte LLP.

     Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.

                                        Very truly yours,

                                        /s/ Richard A. Friedman
                                        ------------------------
                                        Richard A. Friedman